UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached is a Notice to Shareholders in connection with the upcoming Annual General Meeting of Shareholders to be held on April 30, 2014.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2014	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer

NOTICE TO THE SHAREHOLDERS OF REDHILL BIOPHARMA LTD.

The Proxy Statement for the Annual General Meeting of Shareholders to be held on April 30, 2014 contained two typographical errors relating to the U.S. dollar equivalent of amounts denominated in NIS (New Israeli Shekel).  The corrected U.S. dollar equivalent amounts are set forth below:

•
In Proposal 5, the proposed terms of employment for Mr. Dror Ben-Asher include an increase in salary to NIS 75,000 per month (approximately $21,502 based on the representative U.S. dollar - NIS rate of exchange on March 24, 2014).

•
In Proposal 6, the proposed terms of employment for Mr. Ori Shilo include an increase in salary to NIS 61,400 per month (approximately $17,603 based on the representative U.S. dollar - NIS rate of exchange on March 24, 2014).

Please note that the deadline for returning completed proxy cards is as follows:

•
holders of American Depositary Shares of RedHill Biopharma Ltd. should deliver their completed proxy cards to The Bank of New York Mellon, as Depositary, by 12:00 p.m. EST on April 28, 2014 (instead of 12:00 p.m. EST on April 25, 2014)

•
shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange should deliver their completed proxy cards to the Company by 19:00 Israel time on April 28, 2014 (instead of 10:00 Israel time).